ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

January 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan / David Link Steve Lo / Joel Parker

Re:

Canada Goose Holdings Inc.

Draft Registration Statement on Form F-1, submitted confidentially on December 1,

2016 (the “Draft Registration Statement”)

SEC Comment Letter dated December 29, 2016

CIK No. 001690511

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we hereby submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 to the Company’s above-referenced Draft Registration Statement on Form F-1 (the “Amendment”). The Amendment reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated December 29, 2016 (the “Comment Letter”) and certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of the Amendment, which have been marked to indicate the changes from the Draft Registration Statement, as originally confidentially submitted with the SEC on December 1, 2016. We have also enclosed for your review the supplemental information referred to in the Company’s responses to the Staff’s comment letter.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Amendment.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1:

The Company notes the Staff’s comment and advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that such written communications are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

Cover Page

2.	Much of the information contained in the cover letter following the pictures is not information that is required by Item 501 of Regulation S-K to be on the cover page. You may include such information elsewhere in the prospectus. Refer to Securities Act Release 33-6900 (June 17, 1991) for guidance. Please revise.

Response to Comment 2:

The cover insert and page 69 of the Draft Registration Statement have been revised in order to move the letter from the Company’s President & Chief Executive Officer, Dani Reiss, to appear on page 69.

Industry and Market Data, page i

3.	We note the sentences on the inside cover page that the research by Euromonitor “should not be relied upon” and that investors “should not place substantial weight on these studies in making your investment decision.” Please remove such statements, as they imply that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response to Comment 3:

Page ii of the Draft Registration Statement has been revised to remove the statements that the research by Euromonitor “should not be relied upon” and that investors “should not place substantial weight on these studies in making [their] investment decision[s].”

Summary Historical Consolidated Financial and Other Data, page 10

4.	We note that you exclude “Bain Capital management fees” and “non-cash interest on Bain Capital subordinated debt” from your non-GAAP adjusted net income measure. Please explain to us why these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

Response to Comment 4:

The Company has reviewed the guidance under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and believes that the adjustment for “Bain Capital management fees” and the adjustment for “non-cash interest on Bain Capital subordinated debt” are not misleading. For reasons described below, these expenses are not expected to recur following the initial public offering (the “IPO”) and will not be replaced by similar expenses. Therefore the Company believes that if the impact of these costs is not excluded from Adjusted Net Income, it will distort the utility of Adjusted Net Income as a performance metric following the IPO because Adjusted Net Income growth will be inflated by virtue of these expenses ceasing to accrue following the IPO.

Management fee

As described in the Amendment under “Certain Relationships and Related Party Transactions,” the Bain Capital management fee (the “management fee”) represents fees paid to Bain Capital pursuant to the Management Agreement, which was entered into in connection with the Acquisition. Although the management fee represented a recurring cash payment during the period from December 9, 2013 to March 31, 2014 and during the fiscal years ended March 31, 2015 and 2016, the Management Agreement will terminate upon the consummation of the IPO and the Company will pay the manager a lump sum cash termination fee. As a result, the Company believes that adding back the impact of the management fee to Adjusted Net Income is not misleading to investors in the public offering, as no additional payments will be made pursuant to the Management Agreement following the Company’s initial public offering. The Company also notes that the nature of the adjustment is quantified and clearly disclosed in a footnote to the reconciliation and, therefore, if an investor would prefer to calculate Adjusted Net Income without making the adjustment, the investor could easily make that calculation.

Non-cash interest expense

Prior to the Recapitalization on December 2, 2016, the Company recorded interest expense in respect of amounts payable under the Senior Convertible Subordinated Note and Junior Convertible Subordinated Note (together, the “Subordinated Notes”), which Subordinated Notes were convertible into common shares. Interest accrued on the Subordinated Notes at a rate of 6.7% per annum and became due on the last business day of November of each year. Except in respect of the interest payment due in November 2016, the Company made cash payments in respect of the interest accrued on the last business day of November of each year and the holders reinvested such amounts (net of applicable withholding taxes and fees) by (i) making a loan under the Junior Convertible Subordinated Note and (ii) subscribing for additional Class A Junior Preferred Shares of the Company. In connection with effecting the Recapitalization, which is described on page 38 of the Amendment, the Company repaid all amounts outstanding under the Senior Convertible Subordinated Note and the Junior Convertible Subordinated Note and repurchased all outstanding Class A Senior Preferred Shares and Class A Junior Preferred Shares.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

The Subordinated Notes were issued by the Company to Bain as part of the consideration for the Acquisition. In connection with the Recapitalization, the Subordinated Notes were repaid and all outstanding Class A Senior Preferred Shares and Class A Junior Preferred Shares were repurchased. The Subordinated Notes were not relied upon as a source of operating capital for the Company and are not expected to be replaced with an equivalent amount of debt. As a result, the interest expense associated with this type of debt is not expected to recur in the future. Conversely, the interest associated with the Company’s pre-existing credit facilities and other indebtedness is not excluded from the definition of Adjusted Net Income because similar interest expense is expected to recur in the future.

As a result of the foregoing, the Company believes that excluding the impact of the interest expense relating to the Subordinated Notes from Adjusted Net Income is not misleading to investors in the public offering, as no additional interest payments will be made pursuant to the Subordinate Notes, nor does the Company expect to issue similar debt. The Company also notes that the nature of the adjustment is quantified and clearly disclosed in a footnote to the reconciliation and, therefore, if an investor would prefer to calculate Adjusted Net Income without making the adjustment, the investor could readily make that calculation. However, the Company has modified pages 12 and 58 of the Draft Registration Statement to change the title of “Non-cash Interest on Bain Capital subordinated debt” to “Interest expense on Bain Capital subordinated debt” to avoid any confusion about the nature of the obligation.

Risk Factors, page 14

5.	We note your statement “The risks and uncertainties described below are not the only ones we face.” Since you are required to disclose all risk factors that you believe are material at this time, please delete this statement.

Response to Comment 5:

Page 14 of the Draft Registration Statement has been revised in response to the Staff’s comment to delete the statement.

Use of Proceeds, page 36

6.	Please set forth the interest rate and maturity of the indebtedness you intend to repay. See Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 6:

Page 36 of the Draft Registration Statement has been revised in response to the Staff’s comment to set forth the interest rate and maturity of the indebtedness that the Company intends to repay, and for indebtedness incurred within the past year, including the use of proceeds from such incurrence.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

Recapitalization, page 38

7.	Please clarify when you will take each of the actions described in this section and how you will provide disclosure of that reflects the changes to the capital structure of the registrant prior to completion of this offering. For example, when will you disclose the terms of the new credit agreement.

Response to Comment 7:

The Company advises the Staff that the actions described as the “Recapitalization” occurred on December 2, 2016. Accordingly, page 38 of the Draft Registration Statement has been revised to describe these actions in detail, and pages 111-113 of the Draft Registration Statement have been revised to disclose the terms of the Company’s new term loan credit facility. The Recapitalization will also be reflected in the Company’s financial statements for the period ending December 31, 2016, which will be included in a subsequent amendment to the Draft Registration Statement.

Furthermore, pages F-26, F-53 and F-60 have been updated to give effect to the share split in accordance with IAS 33 Earnings per share. Accordingly, the Draft Registration Statement has been revised to disclose earnings per share information for the periods from December 9, 2013 to March 31, 2014, the years ended March 31, 2015 and March 31, 2016, and the three- and six-months ended September 30, 2015 and September 30, 2016.

Results of Operations, page 49

8.	We note you provide comparison of the fiscal year ended March 31, 2015 to the unaudited pro forma combined period for the fiscal year ended March 31, 2014. Please also provide a separate discussion and analysis of historical results of operations for predecessor period between April 1, 2013 and December 8, 2013 and successor period between December 9, 2013 and March 31, 2014 as presented in your audited consolidated statements of Income (Loss) and comprehensive Income (Loss) on page F-3. Refer to Item 5 of Form 20-F.

Response to Comment 8:

Pages 55 and 56 of the Draft Registration Statement have been revised to include a discussion and analysis of historical results of operations for the predecessor period between April 1, 2013 and December 8, 2013 and successor period between December 9, 2013 and March 31, 2014.

9.	For each of your discussion and analysis of results of operations between periods, please revise your disclosure for the following to the extent material:

•	We note from Note 6 on page F-23 and Note 4 on page F-56 that you present cost of sales, gross profit, selling, general and administrative expenses by segments. Please revise your discussion and analysis of these cost and expenses by segment.

•	We note you provide multiple reasons for the discussion and analysis of changes of various items of your consolidated statements of income (loss) and comprehensive income (loss) between periods. Please individually quantify the significant factors that contributed to the period to period changes. Refer to FRC 501.04 for additional guidance.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

Response to Comment 9:

Pages 50, 51, 52, 53 and 54 of the Draft Registration Statement have been revised to provide a discussion and analysis of results of operations between periods of costs and expenses by segment. In addition, the Company has revised the Draft Registration Statement to quantify the significant factors that contributed to period-to-period changes of various items in its consolidated and comprehensive statements of income (loss).

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2016

Income Taxes, page 50

10.	Please revise your disclosure to discuss the higher expected annual effective tax rate in fiscal 2017 and the rate used to estimate the income taxes for the interim periods.

Response to Comment 10:

Page 51 of the Draft Registration Statement has been revised to discuss the expected annual effective tax rate in fiscal 2017 and to describe the rate used to estimate the income taxes for the interim periods.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Income Taxes, page 52

11.	We note from page F-25 you present $3,545 for change in manner of recovery in your reconciliation from expected statutory rate to effective tax rate. Please describe the nature of change in manner of recovery and how it relates to “the benefit of a one-time derecognition of a deferred tax liability.”

Response to Comment 11:

Pages 54 and 55 of the Draft Registration Statement have been revised to clarify that the change in manner of recovery related to a one-time reversal of a deferred tax liability.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

Cash Flows

Cash flows from operating activities, page 58

12.	Please expand your discussion and analysis of cash flows from operating activities to address and quantify material changes in underlying drivers, rather than merely describing items identified on the face of the consolidated statements of cash flows. Refer to FRC 501.13.b.1 for additional guidance

Response to Comment 12:

Pages 60 and 61 of the Draft Registration Statement have been revised to address and quantify material changes in underlying drivers of changes to cash flows from operating activities.

Contractual Obligation, page 59

13.	Please revise your disclosure to quantify your interest commitments to your credit facility and subordinated debt. In addition, confirm that you have no purchase obligations that are required to be disclosed.

Response to Comment 13:

Page 63 of the Draft Registration Statement has been revised to quantify the Company’s interest commitments in its credit facility and subordinated debt prior to the Recapitalization and to note the changes caused by the Recapitalization. In addition, the Company confirms that it has no purchase obligations that are required to be disclosed.

Business, page 65

14.	Please reconcile your statement on page 66 that you are one of the worlds most desired outerwear brands with your statement in the following paragraph that the vast majority of consumers outside Canada are not aware of Canada Goose.

Response to Comment 14:

The Company sells products through retailers and distributors in 36 countries around the world and maintains premium pricing and high levels of full-price sell-through in each country in which it sells products. The statement that Canada Goose is “one of the world’s most desired outerwear brands” is based on this dynamic of demand for the Company’s premium-priced products in the countries in which Canada Goose products are sold, as well as on market research that the Company has conducted. Consumer surveys conducted on the Company’s behalf in 2016 show that 82% of customers say they love their Canada Goose jackets and 84% of customers indicate that, when making their next premium outerwear purchase, they would likely repurchase Canada Goose. These results are among the highest in the industry based on this survey. Notwithstanding that Canada Goose has become one of the world’s most desired outerwear brands, the Company believes there is significant room for growth as brand awareness continues

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

to increase globally. While the Company’s consumer survey data indicates that the vast majority of consumers outside of Canada are not aware of Canada Goose, the Company does not believe that fact makes the Canada Goose brand any less coveted by its global customer base, nor does it change the fact that global demand for its premium-priced products continues to remain very strong. The statement is merely intended to indicate that there is significant room for growth as Canada Goose expands its offerings and distribution and increases brand awareness.

15.	Please tell us how you determined which retailers to list in the fifth paragraph on page 72?

Response to Comment 15:

The Company advises the Staff that the list of retailers on page 72 of the Draft Registration Statement was selected in order to give an investor a balanced understanding of the variety of retail partners that sell the Company’s products in Canada, the United States, Europe and Asia.

16.	We note you include photographs on page 73 representing Goose People with captions on the photographs. Please provide us with clear images of these photographs and the statements included with the photographs.

Response to Comment 16:

The Company acknowledges that Staff’s comment and has supplementally enclosed for the Staff’s review large-format images of the photographs on page 74 of the Draft Registration Statement (and which appear on page 78 of the Amendment) along with the statements included with the photographs.

17.	Please clarify what you mean by a holistic omni-channel customer experience in the first paragraph on page 74.

Response to Comment 17:

Page 79 of the Draft Registration Statement has been revised to clarify that the Company is emphasizing the Company’s ability to maintain a consistent and authentic brand experience across each of its selling channels.

Certain Relationships and Related Party Transactions, page 98

18.	Please revise to indicate the amounts reimbursed to the Manager for out-of-pocket expenses incurred in connection with the provision of the consulting services or advise us why the amounts are not required to be disclosed. Please also indicate the amounts paid to the Manager as a transaction fee in connection with any financing, acquisition, disposition or change of control transactions or advise us why the amounts are not required to be disclosed.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

Response to Comment 18:

The disclosure on page 104 of the Draft Registration Statement has been revised to clarify that the amounts paid to the Manager include the transaction fee that was payable in fiscal 2014. The Company believes that it is providing the required disclosure pursuant to Part I, Item 4 of Form F-1 and Part I, Item 7B of Form 20-F by describing the nature and extent of the transactions provided for by the Management Agreement.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page F-3

19.	We note from page F-34 that Class A and B junior preferred shares and Class A and B senior preferred shares (collectively “preferred shares”) will convert automatically into variable number of common shares immediately prior to closing of your offering. Please tell us why you have not presented pro forma earnings per share for the year ended March 31, 2016 and any subsequent interim period presented that gives effect to the automatic conversion of all of your outstanding preferred shares into common shares immediately prior to the closing of your offering.

Response to Comment 19:

The Company advises the Staff that it did not include pro forma earnings per share for the year ended March 31, 2016 in the Draft Registration Statement because it was anticipating the impact of the Recapitalization, which is included in the Amendment. In connection with the Recapitalization, the Company amended its articles to amend certain rights and restrictions on its existing classes of shares, subdivide its common shares, and create two additional classes of common shares and one class of non-convertible preferred shares.

The Company has revised the consolidated financial statements for the year ended March 31, 2016 as well as the three and six-month periods ended September 30, 2016 to recast earnings per share to give effect to these transactions pursuant to IAS 33 Earnings per share paragraph 64. The Company has further amended these consolidated financial statements to include a description of the Recapitalization in Note 22, Subsequent events. No other amendments were made to these consolidated financial statements for the effects of the Recapitalization.

Note 17, Equity instruments, page F-34

20.	We note from your disclosure that your preferred shares will automatically convert to a variable number of common shares. Please revise your disclosure to describe how the variable number of common shares is calculated for each of your class of preferred shares.

Response to Comment 20:

The Company has revised Note 17 on pages F-34 and F-35 of the Draft Registration Statement to include the information requested by the Staff.

Securities and Exchange Commission Division of Corporation Finance	January 13, 2017

Signatures

21.	Please include the signature of or identify your Controller or Principal Accounting Officer.

Response to Comment 21:

The Draft Registration Statement has been revised in response to the Staff’s comment to identify the Company’s Principal Accounting Officer.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or need any further information, please call the undersigned at (415) 315-2355 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Dani Reiss (Canada Goose Holdings Inc.)

John Black (Canada Goose Holdings Inc.)

David Forrest (Canada Goose Holdings Inc.)

Marc Jaffe (Latham & Watkins LLP)

Ian Schuman (Latham & Watkins LLP)

John Chory (Latham & Watkins LLP)